Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
June 9, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief
Re:	Eaton Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File Number 001-01396
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 17, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K Report”).
Below are our responses to the comments presented in the Comment Letter. For the convenience of the Staff, we have repeated your comment before our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Goodwill & Indefinite Life Intangible Assets, page 25

United States Securities and Exchange Commission
June 9, 2010

2.	You disclose that the fair value of your reporting units and indefinite lived intangibles exceed their respective carrying values but it is unclear whether the fair values substantially exceed the carrying values or if there is a risk of future impairments in the near term. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units and indefinite lived intangibles, please disclose this determination. Alternatively, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A discussion of the uncertainty associated with the key assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
Response:
The estimated fair value for each of the Company’s six reporting units and indefinite lived intangible assets, as of the most recent annual impairment testing date of July 1, 2009, substantially exceeded their respective carrying values. For all our reporting units, the excess of the fair values over the carrying values was at least 45%. For indefinite lived intangible assets, the excess of the estimated fair values over the carrying values ranged from 15% for an immaterial asset to 774%. In future filings, where appropriate, disclosure will be made that the estimated fair value of each of the Company’s reporting units and indefinite lived intangible assets substantially exceeded their respective carrying values, as of the most recent annual impairment testing date. If the fair values do not substantially exceed the carrying values, further information will be disclosed regarding these valuations in a manner consistent with the SEC’s comment above.
Retirement Benefits Plans, page 33
3.	You disclose certain assumptions used to determine pension benefit obligations and costs for the United States separately and for the United States and non-United States combined. Please tell us the consideration you gave to presenting separately all of your disclosures regarding United States and non-United States pension plans and other postretirement plans. In doing so, please tell us the relative significance of your non-United States plans to the total benefit obligation and provide us with the

United States Securities and Exchange Commission
June 9, 2010

assumptions used for your non-United States pension plans and other postretirement plans alongside the United States ones, while explaining how the assumptions used are not significantly different. Refer to FASB ASC 715-20-50-4.

United States Securities and Exchange Commission
June 9, 2010

Response:
Page 35 of the 2009 Form 10-K Report provided information as to the relative significance of United States and non-United States pension plans to the total benefit obligation as follows:
The total accumulated benefit obligation for all pension plans at December 31, 2009 was $3,404 and at December 31, 2008 was $3,083. The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2009	2008
Projected benefit obligation	$3,390	$2,819
Accumulated benefit obligation	3,217	2,663
Fair value of plan assets	1,792	1,168
United States pension plans represent 62% and 65% of benefit obligations at December 31, 2009 and 2008, respectively.
On pages 34 and 35 of the 2009 Form 10-K Report, management considered it appropriate to disclose assumptions related to United States pension plans, along with disclosure of the weighted-average for United States and non-United States plans, because the United States pension plans represented the majority of benefit obligations as indicated above, and the weighted-average assumptions for non-United States plans were not significantly different compared to the assumptions for United States plans, as depicted in the following table:

United States Securities and Exchange Commission
June 9, 2010

				Non-United States
	United States plans			plans (weighted-average)
	2009	2008	2007	2009	2008	2007
Assumptions used to determine benefit obligation at year-end
Discount rate	6.00%	6.30%	6.00%	5.59%	6.26%	5.86%
Rate of compensation increase	3.50%	3.50%	3.50%	3.58%	3.56%	3.76%
Assumptions used to determine cost
Discount rate	6.30%	6.00%	5.60%	6.26%	5.86%	4.94%
Expected long-term return on plan assets	8.95%	8.95%	8.75%	7.06%	7.41%	7.38%
Rate of compensation increase	3.50%	3.50%	3.50%	3.56%	3.76%	3.74%
Regarding other postretirement benefits plans, it would not be meaningful to disclose separately the assumptions related to non-United States plans because substantially all of the obligation relates to United States plans. To clarify this, the following disclosure will be included in future filings:
Other Postretirement Benefits Plans
Substantially all of the obligation for other postretirement benefits plans relates to United States plans.
Protection of the Environment & Sustainability, page 38
4.	For the sites and/or facilities on which you have recognized a significant remediation liability as of December 31, 2009, please revise your filing to provide a more robust discussion of the nature of the remediation work performed to date, your best estimates about the remaining amount of remediation to be performed, how long you expect remediation activities to be performed, and how you became aware of your responsibility for the site. We believe that detailed disclosures regarding the judgments and assumptions used to recognize your remediation liabilities would be beneficial to investors. Please refer to SAB Topic 5:Y.

United States Securities and Exchange Commission
June 9, 2010

Response:
In future filings, the following supplemental information (shown in underlined italics) will be added to the information currently disclosed (shown in non-italics) (subject to updating as appropriate):
Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company’s manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.
As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites. The Company became involved in these sites through the Company’s voluntary decision, in connection with business acquisitions, or as a result of government action. At the end of 2009, the Company was involved with a total of 82 sites world-wide, including the Superfund sites mentioned above, with none of these sites being individually significant to the Company.
Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. The Consolidated Balance Sheet included a liability for these costs of $80 at December 31, 2009 and $85 at December 31, 2008.
Based upon Eaton’s analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-

United States Securities and Exchange Commission
June 9, 2010

looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.
Meritor Litigation, page 39
5.	Please tell us how you determined that although a jury has returned a verdict in this matter in favor of Meritor, you are unable to provide any estimates about a possible range of loss based on the jury’s verdict.
Response:
As noted in our current disclosure, the judge concluded that the damages estimates contained in a report filed by Meritor were not based on reliable data and excluded the report from the case. The judge also stated that she would not reconsider her ruling dismissing the Meritor damages expert and that she would not allow Meritor fact witnesses to testify about damages. Accordingly, at the present time, there is no damage claim being considered in this case. Additionally, the Company’s expert witness report filed with the court concluded there were no damages. Given this background, the Company is unable to estimate any reasonable range of potential damages it may incur in this matter, other than zero (which does not include fees for attorneys which are estimated to be immaterial).
Liquidity, Capital Resources & Changes in Financial Condition During 2009
Debt & Equity, page 60
6.	Please revise your discussion concerning debt covenants to explain to investors the types of financial covenants you are required to maintain on an annual and quarterly basis so that they may better understand the nature of restrictions placed upon you by your lenders.
Response:
In future filings, the following supplemental information (shown in underlined italics) will be added to the information currently disclosed (subject to updating as appropriate) (Note that all but the first word of the last sentence is included in our current disclosure.):
Eaton’s credit facilities and indentures governing certain long-term debt contain various covenants, the violation of which would limit or preclude the use of the credit facilities for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At Eaton’s present credit rating level, the most restrictive financial covenant provides that the ratio of secured debt (or lease payments due under a sale and leaseback transaction) to adjusted consolidated net worth (or consolidated net tangible assets, in each case as defined in the relevant credit agreement or indenture) may not exceed 10 percent. In each case the ratio was materially below the required threshold.

United States Securities and Exchange Commission
June 9, 2010

Therefore, at December 31, 2009, Eaton was in compliance with all covenants related to its long-term debt obligations.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our 2009 Form 10-K Report, that staff comments or changes to disclosure in responses to comments do not foreclose the Commission from taking any action with respect to our 2009 Form 10-K Report, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions regarding our responses, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer